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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2002

EDP—Electricidadé de Portugal

Avenida José Malhoa
Lote A-13
1070 Lisbon, Portugal
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X          Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes               No   X

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 4, 2002

EDP—ELECTRICIDADÉ DE PORTUGAL

By:	/s/ FRANCISCO DE LA FUENTE SÁNCHEZ
Name: Francisco de la Fuente Sanchez Title: Director

[LOGO]

[EDP LETTERHEAD]

Lisbon, December 4, 2002

Investors & Analysts' Briefing

        Oni SGPS and Oni Way concluded agreements with the three Portuguese mobile operators for the acquisition of Oni Way's assets and share capital

        EDP announces that its subsidiaries ONI SGPS, S.A. ("ONI") and Oni Way—Infocomunicações, S.A. ("Oni Way") have yesterday concluded the following agreements:

  1.
  An agreement with TMN relating to the sale of assets in the amount of EUR 41,623,733, as well as the contracting of options exercisable by Oni Way relating to the sale of assets in the amount of EUR 8,380,000;

  2.
  An agreement with Optimus relating to the sale of assets in the amount of EUR 40,528,373, as well as the contracting of options exercisable by Oni Way relating to the sale of assets in the amount of EUR 9,450,000;

  3.
  An agreement with Vodafone relating both to the sale of assets in the amount of EUR 40,839,714 and to the contracting of options exercisable by Oni Way relating to the sale of assets in the amount of EUR 9,170,000, and furthermore, to the contracting of sale and purchase options for Oni Way shares.

        The agreement entered into with Vodafone specifically envisages the right to sell to Vodafone, as well as this company's right to acquire the entire share capital of Oni Way, rights that may be exercised provided that the latter company's shareholders decide to sell their total shareholdings.

        The consideration for the possible acquisition and sale of shares will be calculated with reference to Oni Way's net asset value at the date of the transfer of the shares, plus a variable portion to be paid by Vodafone, equal to 70% of the reduction in IRC (corporate income tax) and Derrama (municipal tax) that this company will eventually benefit from as a result of the deduction of Oni Way's tax loss carry forward.

        All the agreements envisage that the effects of the abovementioned acquisitions and sales are subject to specific conditions precedent, namely administrative approvals from the relevant authorities and ratification by Oni Way's General Shareholders Meeting. In addition, it should be pointed out that besides confirmation of the above conditions, the agreement entered into with TMN only produces effects after ratification by the Board of Directors of Portugal Telecom.

        The agreements thus entered into, follow Oni Way's decision to discontinue its operations, and are part of the preliminary measures taken to that effect, in accordance with prudence and economic rationality criteria. Such measures do not, however, put into question the jurisdiction of the Company's General Shareholders Meeting to decide on this matter.

        It is Oni Way's understanding that the continuation of its operation of international mobile telecommunications systems IMT 2000/UMTS has been jeopardised by the combination of mounting economic, financial, technical and commercial factors - that were not foreseeable at the time the UMTS licences were awarded to the operators - and which prevail both at domestic and European level.

        Indeed, the significant change observed over the last year and a half with respect to the operational start-up of UMTS services has assumed particular importance. Such scenario is characterised by the withdrawal of a number of UMTS operators in several European countries, due to their inability to comply with the business objectives established at the time the licences were awarded.

        Moreover, Europe has witnessed a discrepancy between the expected technological evolution and the one effectively occurred. Such gap has led to difficulties in obtaining the necessary financing for the technological development underlying UMTS operation.

        The difficulties currently being experienced at the European level have had direct repercussions locally, and were in fact recognised by the Portuguese State when it decided to extend the deadline for the commencement of UMTS services.

Impact On Oni

        Oni Way has accumulated investments of EUR 484 million, and a further EUR 30 million are estimated to result from the operation costs to be incurred up to its shutdown, resulting in an overall estimated investment of EUR 514 million.

        Taking into account that, out of this investment, around EUR 340 million have already been financed by shareholders funds, as well as the fact that Oni Way is expecting a cash in of EUR 161 million (present value) from the sale of assets, including the sales referred to earlier, it is conceivable that the discontinuation of operations could require an additional investment by the shareholders of roughly EUR 13 million.

        However, it is anticipated that the need for additional funds can be more than compensated with the proceeds from the sale of Oni Way's shares, which could amount to EUR 70 million over the next six years.

        With the shut-down of its mobile operation, ONI foresees that it will be able to refocus its financial, technical and human resources in the fixed line business, thus enabling it to make a more solid commitment to this sector.

Impact On Edp

        As a result of the operations described above, EDP expects that its 2002 accounts will reflect a negative impact of approximately EUR 114 million, corresponding to 56% of the potential loss to be recorded by ONI.

EDP—ELECTRICIDADE DE PORTUGAL, S.A.

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SIGNATURES
Investors & Analysts' Briefing